May 8, 2008

Mr. Robert Bartelmes

Senior Financial Analyst

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	EFJ, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 13, 2008
Files No. 0-21681

Dear Mr. Bartelmes:

We are in receipt of your letter dated May 2, 2008, regarding your review of our Form 10-K for the year ended December 31, 2007.   We have reviewed your comments and are herein providing our responses.  Our responses are keyed to the comments contained in your letter.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 39

1.              In future filings, please provide information that enables investors to ascertain the likelihood that past performance is indicative of future performance.  In addition to identifying events and factors that resulted in material line item changes during 2007, please provide a more detailed analysis of the underlying causes materially impacting your results of operations as well as insight into management’s views on how material known events, trends and uncertainties could potentially impact results of operations in the future.  Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) available at http://www.sec.gov/rules/interp/33-8350.htm.  For example, discuss the following types of information in more detail:

•                  Your overall revenue and gross margin trends, including known information that is expected to materially impact future performance, such as large orders, your order backlog, the decline in Transcrypt revenues, and the variety of factors regarding expected 3eTI performance that led to the $5.5 million impairment charge; and

•                  Management’s assessments and conclusions regarding future performance that resulted in a $26.5 million increase in your valuation allowance on net deferred tax assets.

Company Response:  We have reviewed the comment and acknowledge that in future filings we will provide information that enables investors to ascertain the likelihood that past performance is indicative of future performance.

The Company further acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosures contained in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 972-819-2398 or Elaine Flud Rodriguez, General Counsel of EFJ, Inc., at 972-819-0219 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Jana Ahllfinger Bell
Jana Ahlfinger Bell
Executive Vice President
and Chief Financial Officer

cc:	Dr. Edward Bersoff, Chairman-Audit Committee of Board of Directors
James Berend, Grant Thornton, LLP
Elaine Flud Rodriguez, General Counsel, EFJ, Inc.